ORGANIZATIONAL AND OFFERING EXPENSES AGREEMENT

AGREEMENT is made this 8th day of July, 2021, by and between Pioneer Municipal High Income Opportunities Fund, Inc. (the “Fund”), a Maryland corporation, and Amundi Asset Management US, Inc., a Delaware corporation (the “Adviser”).

WHEREAS, the Fund and the Adviser have separately entered into an investment management agreement dated July 8, 2021 (the “Management Agreement”).

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1. The Adviser agrees to pay all of the Fund’s organizational expenses. The Adviser also agrees to pay the Fund’s offering costs of the initial offering of common stock of the Fund (“shares”). For purposes of this Agreement, “offering costs” do not include management fees payable by the Fund pursuant to the terms of the Management Agreement but do include, without limitation, (i) any applicable portion of the Fund’s reimbursement of expenses incurred by the Fund’s underwriters in connection with the initial public offering (the “IPO”), and (ii) out-of-pocket expenses related to the IPO incurred by certain employees and affiliates, or associated persons thereof, of the Adviser, including in connection with participation in the road show and related activities.

2. This Agreement may be terminated only by the vote of (a) the Board of Directors of the Fund, including the vote of the members of the Board who are not “interested persons” of the Fund within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Fund.

3. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

4. Should any part of this Agreement be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

5. The Fund’s Articles of Incorporation have been filed with the State of Maryland. The undersigned officer of the Fund has executed this Agreement not individually, but as an officer under the Fund’s Articles of Incorporation and the obligations of this Agreement are not binding upon any of the Directors, officers or shareholders of the Fund individually.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized.

PIONEER MUNICIPAL HIGH INCOME OPPORTUNITIES FUND, INC.

By:	/s/ Lisa M. Jones

Name:	Lisa M. Jones

Title:	President

AMUNDI ASSET MANAGEMENT US, INC.

By:	/s/ Gregg M. Dooling

Name:	Gregg M. Dooling

Title:	Chief Financial Officer